MADE AS OF SEPTEMBER 2, 2003

BAYTEX ENERGY LTD.

AND

BAYTEX ENERGY TRUST

TABLE OF CONTENTS

Article 1 INTERPRETATION [1]
1.1          Definitions [1]
1.2          Number and Gender [9]
1.3          References [9]
1.4          Choice of Law [9]
1.5          Attornment [9]
1.6          Monetary Sums [10]
1.7          Meaning of "including" [10]
1.8          Legal Fees [10]
1.9          1990 CAPL Terms [10]
1.10          Effective Time [10]
Article 2 NET PROFIT INTEREST [10]
2.1          Grant of NPI [10]
2.2          Payment for NPI [10]
2.3          NPI [11]
2.4          Ownership of Production [11]
2.5          Petroleum Substances Lost or Used in Operations [11]
2.6          Not an Interest In Land [11]
2.7          Reimbursement of Non-Deductible Crown Royalties [11]
2.8          Future Acquisitions [11]
Article 3 ACCOUNTING [12]
3.1          Payments [12]
3.2          Statements [12]
3.3          Overpayments [12]
3.4          Collection of Production Revenues and Residual Revenues [12]
3.5          Payment of Production Costs [12]
3.6          Trust Expenses [12]
Article 4 INSURANCE [12]
4.1          Maintenance [12]
Article 5 BOOKS AND RECORDS [13]
5.1          Examination [13]
5.2          Audit [13]
5.3          Confidentiality [13]
Article 6 OPERATIONS [13]
6.1          Generally [13]
6.2          No Obligation to Develop [13]
6.3          Rights and Obligations [14]
6.4          Marketing [14]
6.5          Additional Title and Operating Documents [14]
6.6          No Other Business [14]
6.7          Credit Facilities Subordination [14]
6.8          Borrowing [15]
6.9          Carry Forward of Deductible Production Costs [15]
Article 7 RECLAMATION FUND AND RESERVE fund [15]
7.1          Establishment [15]
7.2          Contributions to the Reclamation Fund [15]
7.3          Reserve Fund [16]
7.4          Use of Reclamation Fund [16]
7.5          Termination of Reclamation Fund [16]
7.6          Reclamation Trust [16]
Article 8 POOLING, UNITIZATION, SURRENDER AND ABANDONMENT [17]
8.1          Pooling and Unitization [17]
8.2          Surrender [17]
8.3          Abandonment [17]
Article 9 ASSIGNMENT [17]
9.1          Consent to Assign Agreement [17]
9.2          Multiple NPI Holders [18]
9.3          Grant of Security [18]
9.4          Dispositions Subject to This Agreement [18]
Article 10 TERM OF AGREEMENT [18]
10.1          Term [18]
Article 11 DISPOSITIONS [18]
11.1          Dispositions of Tangibles and Miscellaneous Interests [18]
11.2          Dispositions of Petroleum and Natural Gas Rights [18]
11.3          Disposition of NPI [19]
11.4          Proceeds of a Disposition [19]
11.5          Farmouts [19]
11.6          Redemption, Surrender, Merger, Transfer or Sale of the NPI Only by the Grantor [20]
Article 12 NOTICES AND PAYMENTS [20]
12.1          Addresses for Service and Payments [20]
12.2          Giving and Deemed Receipt of Notices [20]
12.3          Addresses [21]
12.4          Change of Address [21]
Article 13 MISCELLANEOUS [21]
13.1          Enurement [21]
13.2          Waivers in Writing [21]
13.3          Time of Essence [21]
13.4          No Partnership [21]
13.5          Severability [22]
13.6          Amendments [22]
13.7          Amendment and Restatement [22]
Article 14 CONCERNING THE TRUST [22]
14.1          Acknowledgment [22]

G:\059677\0003\Amended and Restated NPI Agreement 01(signed).doc

AMENDED AND RESTATED NET PROFIT INTERESTS AGREEMENT

This Agreement dated as of the 2nd day of September, 2003

AMONG:

BAYTEX ENERGY LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta (the "Grantor")

- and -

BAYTEX ENERGY TRUST, a trust formed pursuant to the laws of the Province of Alberta pursuant to a Trust Indenture dated as of July 24, 2003, as amended and restated as of September 2, 2003 (the "NPI Holder")

WHEREAS the Grantor desires to grant the NPI to the NPI Holder;

NOW THEREFORE, in consideration of the covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this agreement, the following words and phrases shall have the meanings ascribed thereto:

(a)	"Acquisition" means an acquisition by the Grantor of Petroleum and Natural Gas Rights and related Tangibles and Miscellaneous Interests, or any interest in all or a portion thereof;

(b)
"Acquisition Costs" means the costs and expenses incurred by the Grantor in making an Acquisition including, without limitation, the purchase price paid, fees and commissions, registration and due diligence costs and consultant fees and expenses (including legal, land and engineering costs) and including costs and expenses associated with unsuccessful Acquisitions;

(c)
"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors;

(d)	"Annual Net Cash Flow" means the aggregate of the NPI Payments made in a given calendar year;

(e)
"ARTC" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as "Alberta Royalty Tax Credits";

(f)
"Asset Value" means, in respect of any Property Interest, the present worth of all of the estimated pre-tax net cash flow from the Proved Reserves and 50% of the estimated pre-tax net cash flow from the Probable Reserves, associated with such Property Interest determined in the most recent engineering report dealing with such Property Interest, discounted at 15% per annum and using escalating price and cost assumptions;

(g)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

(h)	"Canadian Resource Property", "Canadian Exploration Expense" and "Canadian Development Expense" each have the meaning ascribed thereto in the Income Tax Act (Canada);

(i)
"Capital Expenditures" means drilling costs, completion costs, equipping costs and other costs which would be classified as "capital costs" in accordance with GAAP, but does not include Acquisition Costs;

(j)
"Capital Fund" means the cash flow retained by the NPI Holder from cash otherwise available for distribution which shall be advanced to the Grantor pursuant to loan agreements between the NPI Holder and the Grantor from time to time to finance future acquisitions and development of the Properties (as defined in the Trust Indenture);

(k)
"Commodity Price and Currency Swaps" means swap, hedging and other arrangements made by the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Property Interests and includes guarantees, either direct or indirect, by the Grantor of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has guaranteed, directly or indirectly, the Grantor's Commodity Price and Currency Swaps;

(l)
"Credit Facilities" means the credit facilities made available to the Grantor by the NPI Holder from time to time including any notes and other evidences of indebtedness relating to borrowings by the Grantor from the NPI Holder, including, without limitation, any in connection with the Capital Fund, and any other credit facilities made available to the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder and including the Grantor's indebtedness under its 9 5/8% U.S. Dollar Senior Subordinated Notes due 2010 issued under an Indenture dated as of July 9, 2003 and the 10 ½% U.S. Dollar Senior Subordinated Notes due 2011 issued under an Indenture dated as of February 12, 2001 for the Grantor's general partnership purposes including, without limitation, to fund the payment of or to refinance the payment of amounts paid or to be paid by the Grantor on account of Production Costs and includes guarantees, either direct or indirect, by the Grantor of any credit facilities made available to Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has either made a credit facility available to the Grantor or guaranteed, directly or indirectly, the Grantor's Credit Facilities;

(m)	"Crown" means Her Majesty the Queen in Right of Canada or a Province thereof;

(n)
"Crown Royalties" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than a municipal or school tax), lease rental or bonus or an amount in lieu thereof that may reasonably be regarded as being in relation to the acquisition, development or ownership of Petroleum and Natural Gas Rights or the production of Petroleum Substances;

(o)	"Debt Service Charges" means, without duplication, the aggregate of:

(i)	all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements which the Grantor pays, or is collected, pursuant to the Credit Facilities;

(ii)
all amounts paid on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and amounts required to be paid on account of banker's acceptances and letters of credit but not including any amounts paid as Deferred Purchase Price Obligations; and

(iii)	the net loss from Interest Rate Swaps (a net profit being deducted from the foregoing amounts),

to the extent that such is reasonably allocable to the Property Interests.

The difference between the face amount of a banker's acceptance which is issued and accepted pursuant to the Credit Facilities and its discount proceeds (such difference being the "imputed interest") shall be treated as being paid when the face amount of the banker's acceptance is paid by the Grantor and when the Grantor pays the face amount of a banker's acceptance, the face amount less the amount of imputed interest for such banker's acceptance shall be treated as a repayment of principal;

(p)
"Deductible Production Costs" means, for any period, 99% of the amount, if any, by which all Production Costs for such period exceeds the aggregate, without duplication, for such period of (A) withdrawals from the Reserve or Reclamation Fund to fund payment of Production Costs, (B) advances made pursuant to the Credit Facilities to fund the payment of Production Costs, (C) any amounts paid by the NPI Holder by or on behalf of the NPI Holder as part of the Deferred Purchase Price Obligation pursuant to subclause 2.2(a), and (D) Residual Revenues;

(q)	"Deferred Purchase Price Obligation" shall have the meaning ascribed thereto in subclause 2.2(a);

(r)
"Excess Residual Revenues" means in respect of a period the amount, if any, by which the Residual Revenues exceed the portion thereof that would have been deducted in the calculation of Deductible Production Costs if as a result Deductible Production Costs would be nil;

(s)
"Facilities" means gas processing plants, gas compression facilities, gas gathering facilities, crude oil batteries, crude oil pipelines, power generation facilities and similar facilities in which Petroleum Substances are compressed, processed, gathered, transported, treated, measured or stored and which are located near the oil or gas wells from which such Petroleum Substances are produced;

(t)	"Future Acquisition" means an Acquisition made after the date hereof;

(u)	"Future Acquisition Costs" means Acquisition Costs of Future Property Interests;

(v)	"Future Property Interests" means Property Interests acquired by the Grantor after the date hereof and includes Property Interests acquired by any direct or indirect subsidiary of the Grantor;

(w)
"General and Administrative Costs" means the aggregate amount in representing all expenditures and costs incurred in the management and administration of the Grantor or the NPI Holder reasonably allocable by the Grantor to the Property Interests including, (a) all reasonable costs and expenses relating to the Grantor and the NPI Holder and paid to third parties by or on behalf of the Grantor or their affiliates and (b) all reasonable costs and expenses incurred specifically for the Grantor relating to the Grantor or the NPI Holder including, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, consulting, travel, telephone, data processing, reporting, executive and management time, salaries, bonuses (including under all executive bonus plans of the Grantor, if any);

(x)	"GAAP" means, as at any time, generally accepted accounting principles in Canada as at such time as determined by the Canadian Institute of Chartered Accountants;

(y)	"Grantor's Share" means the share attributable to the Property Interests;

(z)
"Interest Rate Swaps" means interest rate swap, hedging and other arrangements made by the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise), from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or other interest rates which affect Production Costs and includes guarantees, either direct or indirect, by the Grantor of any interest rate swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has also guaranteed, directly or indirectly, the Grantor's Interest Rate Swaps;

(aa)
"Leases" means the Crown and freehold petroleum and natural gas leases, licenses, permits and similar instruments pursuant to which the Grantor derives its interests in the Petroleum and Natural Gas Rights included in the Property Interests;

(bb)
"Lender" means, (a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor and (b) the Person or Persons (if there is more than one) with whom the Grantor makes Swap Arrangements;

(cc)
"Miscellaneous Interests" means all properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles), including:

(i)	Title and Operating Documents;

(ii)	Surface Rights;

(iii)	books and records;

(iv)	well files, production records and similar data and information;

(v)	injection wells;

(vi)	geological, seismic and similar data; and

(vii)	permits, licences and authorizations required to own or operate wells and Tangibles;

(dd)
"Month" means a period commencing at 8:00 a.m. Calgary time on the first day of a calendar month and ending immediately prior to 8:00 a.m. Calgary time on the first day of the following calendar month;

(ee)
"Non-Deductible Crown Royalties" means Crown Royalties which are either:  (i) required to be included in taxable income pursuant to Section 12(1)(o) of the Income Tax Act (Canada) or any replacement thereof or substitution therefor; or (ii) not permitted to be deducted in computing taxable income pursuant to Section 18(1)(m) of the Income Tax Act (Canada) or any replacement thereof or substitution therefor;

(ff)	"NPI" means the right to receive the payment set forth in clause 2.3 on the terms and conditions set forth herein;

(gg)	"NPI Lands" means the lands which relate to the Petroleum and Natural Gas Rights included in the Property Interests;

(hh)	"NPI Payment" means, in respect of a Month, the payment for such Month to which the NPI Holder is entitled pursuant to clause 2.3;

(ii)	"NPI Revenues" means, for any period, 99% of:

(i)	the Production Revenues for such period; and

(ii)	the Excess Residual Revenues for such period;

provided that the portion of Excess Residual Revenues for a period equal to 10% or more of the Production Revenues for such period will not be included in NPI Revenues for such period;

(jj)	"Party" means the NPI Holder or the Grantor;

(kk)
"Permitted Investments" means:  (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; and (iv) money market instruments or funds which the Grantor determines, acting reasonably and prudently, constitute secure investments;

(ll)	"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency;

(mm)
"Petroleum and Natural Gas Rights" means rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases, licenses or permits, but not Royalty Interests;

(nn)
"Petroleum Substances" means petroleum, natural gas and related hydrocarbons, (including condensate and natural gas liquids) and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

(oo)
"Probable Reserves" means those reserves which may be recoverable as a result of the beneficial effects which may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that which would be deemed proved at the present time, or those reserves which may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions which contain Proved Reserves;

(pp)	"Production" means the produced Petroleum Substances attributed to the Property Interests;

(qq)	"Production Costs" means the aggregate, without duplication, of the following items which are paid (directly or indirectly) by Grantor:

(i)	Debt Service Charges;

(ii)	the Grantor's Share of all costs and expenses in respect of the Property Interests including, without limitation:

(A)	costs and expenses of obtaining, processing, reprocessing and interpreting seismic, geological and other data;

(B)
drilling costs, completion costs, equipping costs, re-entry and operating costs of wells (including costs of redrilling, deepening, plugging-back, side-tracking, fracing and acidizing wells and costs and expenses of workovers);

(C)	costs and expenses of power generation;

(D)	costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations as well as associated studies and simulations;

(E)	costs and expenses of compressing, dehydrating, gathering, treating and processing Production;

(F)
costs and expenses of acquiring Tangibles (including costs and expenses of constructing Facilities), except when acquired pursuant to Acquisitions, and costs and expenses of maintaining, repairing and operating Tangibles;

(G)	royalties and similar burdens (including freehold lessors' royalties and gross overriding royalties) to which the Property Interests are subject, other than Non-Deductible Crown Royalties;

(H)	amounts paid in respect of Surface Rights, including bonuses and rentals;

(I)	costs and expenses of acquiring Miscellaneous Interests, except when acquired pursuant to Acquisitions;

(J)	costs and expenses of transporting (whether by pipelines, trucking or otherwise) Production;

(K)	costs and expenses of delivery and sale of Production including marketing fees;

(L)
insurance premiums and similar items and property, municipal, production, ad valorem, mineral and other taxes and assessments in respect of the Property Interests or the operation thereof or Production;

(M)	costs and expenses (including settlement payments and payments of judgments) payable in respect of third party claims arising in connection with the Property Interests;

(N)
costs and expenses of abandonment of wells and decommissioning of Facilities and other Tangibles and of reclaiming and restoring the surface sites thereof including costs and expenses of investigating and monitoring such wells, Facilities and sites;

(O)
costs and expenses of clean-up and remediation of spills of hazardous substances and other environmental damage including costs and expenses of investigating and monitoring such spills or other environmental damages;

(P)	costs and expenses of drilling, equipping and operating injection wells;

(Q)	costs and expenses associated with drilling contracts, transportation contracts or other contract settlements that are not assigned to specific properties; and

(R)	all other costs and expenses (including both operating costs and capital costs) which are payable pursuant to the Title and Operating Documents;

(iii)	income taxes, capital taxes and other taxes of the Grantor or installments paid or refunds in connection therewith reasonably allocable by the Grantor to Property Interests;

(iv)	amounts contributed to the Reclamation Fund;

(v)	amounts contributed to the Reserve Fund;

(vi)	General and Administrative Costs;

(vii)	Acquisition Costs;

(viii)	costs and expenses of generating Residual Revenues including costs in respect of Commodity Price and Currency Swaps; and

(ix)	all costs and expenses not listed above related to the Property Interests;

but excluding Non-Deductible Crown Royalties, depreciation, and deferred taxes;

(rr)	"Production Revenues" means, in respect of any period, the gross proceeds from the sale of Production which are received during such period, but do not include ARTC or income from Royalty Interests;

(ss)
"Property Interests" means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Interests beneficially owned by the Grantor from time to time (without taking into account the NPI);

(tt)
"Proved Reserves" means those quantities of crude oil, natural gas and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under, in the case of escalated price assumptions, presently anticipated and, in the case of constant pricing assumptions, existing economic and operating conditions;

(uu)	"Reclamation Fund" means the fund described in clause 7.1;

(vv)	"Reserve" shall have the meaning ascribed thereto in clause 7.3;

(ww)
"Residual Revenues" means the Grantor's Share of all net revenues which are received by Grantor in respect of the Property Interests (other than NPI Revenues and the net proceeds of a disposition of Petroleum and Natural Gas Rights allocated to the interests in the NPI sold pursuant to such disposition) and the Royalty Interests, including:  (A) fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in, by or through Tangibles; (B) proceeds from the sale of Tangibles and Miscellaneous Interests; (C) insurance proceeds, excluding business interruption insurance and property damage insurance to the extent such amounts are used to purchase additional Property Interests subject to the NPI; (D) proceeds from the sale or licensing of seismic and similar data; (E) incentives, rebates and credits in respect of Production Costs; (F) revenues from Commodity Price and Currency Swaps; (G) take or pay and similar payments made to the Grantor in lieu of a buyer purchasing some of the Production or as compensation for a buyer not purchasing some of the Production; and (H) ARTC received by the Grantor;

(xx)
"Royalty Interests" means royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds, (whether gross or net) received from the sale of such production;

(yy)	"Special Resolution" has the meaning set forth in the Trust Indenture, as amended from time to time;

(zz)
"Surface Rights" means interests in the surface of lands which are used or held for use in connection with Petroleum and Natural Gas Rights or Tangibles, including (i) rights to use the surface of lands for purposes of drilling and operating oil and gas wells or injection wells, (ii) rights to use the surface of lands for the location of Tangibles or in connection with the operation thereof and (iii) rights to use the surface of lands to gain access to such wells or such Tangibles, and including surface leases, licenses of occupation, roads, road use agreements, pipeline easements and similar rights;

(aaa)	"Swap Arrangements" means Commodity Price and Currency Swaps and Interest Rate Swaps;

(bbb)
"Tangibles" means all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use, from time to time, for purposes of producing Petroleum Substances from the NPI Lands or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including wellheads, wellhead equipment, tanks, pumps, pump jacks, separators, dehydrators, flow lines and Facilities;

(ccc)	"Third Party" means any Person other than the Grantor, the NPI Holder or an Affiliate of the Grantor;

(ddd)
"Title and Operating Documents" means:  (i) the contracts and agreements pursuant to which the Grantor derives its interest in the Property Interests, including Crown and freehold petroleum and natural gas leases, agreements of purchase and sale, farm-in agreements, unit agreements and royalty agreements; and (ii) contracts and agreements entered into in the normal course of the oil and gas business in connection with the exploitation of Petroleum and Natural Gas Rights or the operation of Facilities, including joint operating agreements, unit operating agreements, farmout agreements, pooling agreements, royalty agreements, common stream agreements, gas processing agreements, gas gathering agreements, agreements for the sale of Petroleum Substances, agreements relating to Surface Rights, agreements for the construction, ownership and operation of Facilities and agreements for the transportation of Petroleum Substances;

(eee)	"Trust" means Baytex Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Indenture;

(fff)
"Trust Indenture" means the amended and restated trust indenture entitled "Amended and Restated Trust Indenture" dated as of September 2, 2003 between the Grantor and Valiant Trust Company pursuant to which the Trust is governed, as may be amended and restated from time to time;

(ggg)	"Trust Unit" means a fractional undivided interest in the Trust; and

(hhh)	"Unitholders" means holders, from time to time, of Trust Units.

1.2	Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this agreement.  A reference herein to an article, clause or subclause without further reference shall be a reference to an article, clause or subclause of this agreement.  The words "herein" and "hereof" shall refer to this agreement in its entirety and not to any particular article or clause.

1.4	Choice of Law

This agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5	Attornment

Any legal action or proceedings with respect to this agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom.  Each Party hereby submits and attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts in respect of all matters arising out of this agreement.

1.6	Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7	Meaning of "including"

The word "including" shall mean "including, without limitation," and shall not be limited in scope by the items listed after such word.

1.8	Legal Fees

The word "costs" shall include legal fees on a solicitor and client basis.

1.9	1990 CAPL Terms

Terms which are defined in clause 101 of a 1990 Canadian Association of Petroleum Landmen Operating Procedure to which a 1996 Petroleum Accountants Society of Canada Accounting Procedure is attached and which are not otherwise defined herein have the same meanings herein as are given to them therein.

1.10	Effective Time

This Net Profit Interests Agreement will be effective on September 2, 2003.

ARTICLE 2

NET PROFIT INTEREST

2.1	Grant of NPI

The Grantor hereby grants and sets over to the NPI Holder the NPI on the Petroleum and Natural Gas Rights owned by the Grantor from time to time.

2.2	Payment for NPI

(a)
In addition to all amounts previously paid by the NPI Holder to the Grantor, the NPI Holder hereby agrees to pay to the Grantor as consideration for the NPI, an amount (the "Deferred Purchase Price Obligation") equal to without duplication:

(i)	99% percent of the portion of Future Acquisition Costs, which are attributable to Canadian Resource Property payable at the time of incurring such Future Acquisition Costs;

(ii)
99% percent of the Capital Expenditures which are attributable to Canadian Exploration Expense or Canadian Development Expense in respect of Property Interests payable at the time of incurring such Capital Expenditures; and

(iii)
99% percent of the portion of indebtedness incurred in respect of the portion of Future Acquisition Costs and Capital Expenditures otherwise payable by the Holder as contemplated by paragraphs (i) and (ii), which shall be payable at the time of satisfaction by the Grantor of such indebtedness.

(b)
The NPI Holder will pay over to the Grantor, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or, except as provided in clause 11.4, the proceeds from the disposition of the NPI on Property Interests disposed of by the Grantor pursuant to clause 11.2.

(c)
Except as provided in clause 11.4, the NPI Holder shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the NPI Holder has available the proceeds referred to in subclause 2.2(b) above.

2.3	NPI

Subject to the terms and conditions hereof, the NPI Holder, by virtue of being the owner of the NPI, shall be entitled to a payment from the Grantor for each Month equal to the amount by which (i) the NPI Revenues for such Month exceed (ii) the Deductible Production Costs for such Month to a maximum limit equal to the Production Revenues.

2.4	Ownership of Production

The NPI Holder shall not own any Production and shall have no right to take Production in kind.

2.5	Petroleum Substances Lost or Used in Operations

The NPI shall not apply to any Production lost or consumed in operations.

2.6	Not an Interest In Land

The NPI is not a covenant attached to or running with the NPI Lands and does not attach to or form part of the Leases or constitute an interest in land or real property.

2.7	Reimbursement of Non-Deductible Crown Royalties

The NPI Holder shall reimburse to the Grantor 99% of all Non-Deductible Crown Royalties paid by the Grantor in respect of the Property Interests or the production of Petroleum Substances.  The Grantor shall be entitled to set off amounts reimbursable to it pursuant to this clause 2.7 against NPI Payments.

2.8	Future Acquisitions

The Grantor may acquire additional Property Interests and shall fund such acquisitions from the Deferred Purchase Price Obligation or borrowings of the Grantor, in respect thereof to the extent contemplated by subclause 2.2(a)(iii).

ARTICLE 3

ACCOUNTING

3.1	Payments

Prior to the fifteenth day of the Month following the end of a Month, the Grantor shall pay the NPI Payment for such prior Month to the NPI Holder.

3.2	Statements

Each NPI Payment shall be accompanied by a statement setting forth:  (i) the amount of the NPI Payment for such Month; (ii) all calculations used in determining the NPI Payment; (iii) the Production (itemized by product) sold during the Month; (iv) the Production Revenues and Residual Revenues for such Month; and (v) an itemized list of the Production Costs and Deductible Production Costs for the Month.

3.3	Overpayments

If the payment made by the Grantor on account of the NPI for a Month is greater than the actual amount of the NPI Payment for such Month, the Grantor will be entitled to recover the overpayment by set off against NPI Payments for subsequent Months.

3.4	Collection of Production Revenues and Residual Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Residual Revenues but shall not have any liability to the NPI Holder to the extent that it fails to collect them, provided it makes commercially reasonable efforts to do so.

3.5	Payment of Production Costs

The Grantor covenants and agrees to use the Production Revenues to pay Production Costs, in the following order of priority:

(a)	firstly, Debt Payments; and

(b)	secondly, in payment of all other Production Costs.

3.6	Trust Expenses

Where the Grantor pays expenses of the Trust, including amounts to the trustee of the Trust or pursuant to indemnification provisions contained in the Trust Indenture, it shall be entitled to set off such amounts against the NPI Payments.

ARTICLE 4

INSURANCE

4.1	Maintenance

The Grantor shall obtain and maintain such property damage and third party liability insurance to provide protection for the Property Interests which is, at a minimum, in accordance with industry standards and which, in any event, will cover property damage, general liability and, where appropriate in the opinion of the Grantor, business interruption.  Such insurance will be maintained with reputable insurers and in such amounts as the Grantor determines to be appropriate, having regard to insurance maintained pursuant to the Title and Operating Documents and normal oil and gas industry standards in Canada.

ARTICLE 5

BOOKS AND RECORDS

5.1	Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain complete books and records pertaining to:  (i) the NPI; (ii) Production used, lost or sold by the Grantor; and (iii) all calculations made by the Grantor to determine the amount of payments on account of the NPI.  The NPI Holder shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amounts paid or payable hereunder in respect of the NPI.

5.2	Audit

Upon notice to the Grantor, the NPI Holder shall have the right to audit the books and records referred to in clause 5.1 within the 26 month period next following the end of the calendar year to which they relate.  The costs of any such audit shall be borne by the NPI Holder.  Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit.  The Grantor shall respond to any claims within six months of receipt of such claims.  If the Grantor is unable to respond to the claims during the six month period, one extension of three months shall be allowed if requested in writing by the Grantor within such six month period.

5.3	Confidentiality

The NPI Holder shall keep all information provided to it pursuant to this agreement strictly confidential (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) except for information which is or becomes publicly available through no act or omission of the NPI Holder or which becomes available to the NPI Holder from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6

OPERATIONS

6.1	Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor covenants to and in favour of the NPI Holder that the Grantor shall use all reasonable efforts so that:

(a)
operations on the NPI Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in a good and workmanlike manner, in accordance with good oilfield and engineering practice and in compliance with all applicable statutes, regulations, permits and governmental approvals;

(b)
all of its duties and obligations under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Property Interests are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c)
all Surface Rights needed for the proper operation of the Property Interests and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Property Interests are promptly paid.

6.2	No Obligation to Develop

Nothing contained in this agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the NPI Lands.

6.3	Rights and Obligations

The Grantor shall have exclusive control and authority over development of, and recovery of Petroleum Substances from, the NPI Lands and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests.  The NPI Holder acknowledges that, as owner of the NPI, it shall not be entitled to any interest in the Property Interests or the Title and Operating Documents and the Grantor acknowledges that the NPI Holder, as owner of the NPI, shall not be liable for any of the duties or obligations arising under the Title and Operating Documents or in connection with the Acquisition or operation of the Property Interests.

6.4	Marketing

Subject to existing contracts for the sale of production, the Grantor shall arrange for the sale of Production for the best prices and on the best terms reasonably available, provided that, so long as the Grantor acts bona fide and in good faith, it shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of the Production and shall not be responsible for any loss or any alleged loss which may occur by reason of any change in economic or political circumstances or otherwise with respect to any such sales contract, so long as it acts in good faith and is not negligent.

6.5	Additional Title and Operating Documents

The Grantor shall have the right to enter into and amend Title and Operating Documents, from time to time, on such terms and conditions as it considers appropriate in its sole discretion, provided that it acts in accordance with prudent oil and gas industry practices and in good faith in connection therewith.

6.6	No Other Business

The Grantor covenants in favour of the NPI Holder that the Grantor will not engage in any businesses or make any investments, either directly or through a subsidiary, a partnership or other vehicle other than ownership and exploitation of the Property Interests and the other activities contemplated by this agreement or the Trust Indenture.

6.7	Credit Facilities Subordination

The Credit Facilities and any Swap Arrangements shall be senior to and rank in priority to the NPI in all respects and the NPI Holder shall have the authority and is hereby authorized to enter into a subordination agreement in favour of any Lender acknowledging that the NPI is subordinate to any such Credit Facilities or any such Swap Arrangements and providing for such other matters as the Lender may request.

For greater certainty, and subject to the express provisions of any subordination agreement entered into by the NPI Holder, the payment of the NPI shall be and is hereby made expressly subordinate in right of payment to all amounts from time to time owing by the Corporation under the Credit Facilities and under any Swap Arrangements; provided that until a default or event of default occurs under any such Credit Facilities or any Swap Arrangements, the Grantor shall be entitled to make all payments to the NPI Holder required hereunder.  Without limiting the foregoing, the obligations of the Grantor to the NPI Holder hereunder are subject to the terms and conditions of the Subordination Agreement to be dated September 3, 2003 and entered into between Baytex Energy Ltd., the NPI Holder (by its manager Baytex Energy Ltd.) and The Toronto-Dominion Bank.

6.8	Borrowing

The Grantor may from time to time and without any requirements to obtain any consent or approval from the NPI Holder: (i) enter into and perform its obligations under the Credit Facilities and borrow money thereunder (including by way of bankers' acceptances and letters of credit) for any working capital or general corporate purposes; and (ii) enter into and perform its obligations under any Swap Arrangements.

6.9	Carry Forward of Deductible Production Costs

If Deductible Production Costs for a month (less Excess Residual Revenues) for that month exceed the NPI Revenues for such month, there shall be no monthly NPI payment and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following month.

ARTICLE 7

RECLAMATION FUND AND RESERVE FUND

7.1	Establishment

The Grantor shall establish a fund (the "Reclamation Fund") to fund the payment of environmental and final site reclamation costs reasonably allocable by the Grantor to Property Interests.  The Reclamation Fund shall be owned by the Grantor and the NPI Holder shall have no interest therein.  Interest and other amounts earned by investing the funds in the Reclamation Fund will form part of the Reclamation Fund.

7.2	Contributions to the Reclamation Fund

The Grantor will make annual contributions as determined by the Grantor less current year site reclamation and abandonment costs, out of the Production Revenues and Residual Revenues, to the Reclamation Fund such that the currently estimated future environmental and reclamation obligations associated with Property Interests acquired from time to time will be funded after an appropriate amount of time to be determined by the Grantor, acting reasonably.  The amount to be paid into the Reclamation Fund may be adjusted by the Grantor from time to time, based on its assessment of its share of expected environmental and reclamation costs in respect of Property Interests.

7.3	Reserve Fund

The following amounts shall be paid into the Reserve:

(a)
Any Excess Revenues for a month which are in excess of 10% of the Production Revenues for that month shall be paid into the Reserve prior to the 15th day of the second month following the end of the month; and

(b)
any Production Revenues or other revenues in excess of those described in paragraph (a) above which, pursuant to the provisions of any Credit Facilities, the Grantor is required to keep on deposit in its bank account or bank accounts or invest investments which secure the Credit Facilities.

Additionally, the Grantor may pay such other additional amounts of Production Revenues and Residual Revenues into a reserve (the "Reserve Fund") if, as and when the Grantor determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices to provide for payment of Production Costs which the Grantor estimates will or may become payable in the following six Months for which there may not be sufficient Production Revenues to satisfy such Production Costs in a timely manner.  Funds paid into the Reserve Fund shall be used by the Grantor to fund payment of Production Costs.

7.4	Use of Reclamation Fund

From time to time when, in the reasonable opinion of the Grantor, it is prudent to do so, the Grantor may use the Reclamation Fund for purposes of funding the Grantor's environmental and reclamation obligations in respect of Property Interests.  The Grantor shall hold the Reclamation Fund in one or more separate accounts and shall not commingle such funds with its other funds and may invest the Reclamation Fund in Permitted Investments as it considers prudent from time to time.  The Grantor will not use the Reclamation Fund for any other purposes unless and only to the extent that the Grantor determines that the Reclamation Fund exceeds its reasonable estimate of environmental and reclamation obligations from time to time.

7.5	Termination of Reclamation Fund

When there are no Property Interests subject to the NPI, the Reclamation Fund will be used to pay all obligations and liabilities of the Grantor (other than payments to the NPI Holder) and when in the reasonable opinion of the Grantor, all liabilities of the Grantor (other than payments to the NPI Holder) have been paid, the Reclamation Fund will be collapsed and the remainder in the Reclamation Fund up to an amount equal to the NPI Revenues paid into the Reclamation Fund shall be paid to the NPI Holder and the balance shall be included in Residual Revenues and paid to the Grantor.

7.6	Reclamation Trust

The Grantor and the NPI Holder agree that if changes are made to the Income Tax Act (Canada) so as to permit the formation of a vehicle such as a trust which is similar to a "mining reclamation trust" (as defined in the Income Tax Act (Canada) in effect on the date hereof) to secure or otherwise provide funding for environmental and/or reclamation obligations relating to the Property Interests which would have beneficial income tax consequences for the Grantor in the reasonable opinion of the Grantor:

(a)	the Grantor shall establish such a vehicle;

(b)	the amount then contained in the Reclamation Fund shall be paid to such vehicle;

(c)	thereafter, amounts which would otherwise have been paid into the Reclamation Fund pursuant to clause 7.2 will, instead, be paid to such vehicle; and

(d)	thereafter, for purposes of computing Production Costs and Deductible Production Costs payments to or from such vehicle shall be deemed to be payments to or from the Reclamation Fund.

ARTICLE 8

POOLING, UNITIZATION, SURRENDER AND ABANDONMENT

8.1	Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the Petroleum and Natural Gas Rights comprised in the Property Interests, from time to time, with other Petroleum and Natural Gas Rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

8.2	Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, to the lessor thereunder without the prior consent of the NPI Holder if, in the sole discretion of the Grantor, none of the wells located on the lands covered by such Lease are capable of producing Petroleum Substances in paying quantities and it is prudent that such Lease be surrendered.  From and after any such surrender, this agreement and the NPI shall cease to apply to the NPI Lands surrendered except as to matters which occurred prior to the surrender.

8.3	Abandonment

The Grantor shall have full right, power and authority without the prior consent of the NPI Holder to authorize the abandonment of any well comprised in the Property Interests if the Grantor determines, in its sole discretion, that such well is not capable of producing Petroleum Substances in economic quantities.

ARTICLE 9

ASSIGNMENT

9.1	Consent to Assign Agreement

Except as provided in clause 9.3, and subject to clause 11.2, neither the Grantor nor the NPI Holder shall assign, sell, mortgage, pledge, charge, grant a security interest in or otherwise encumber or dispose of any interest in this agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed.  In any event no such assignment, sale, mortgage, pledge, charge, grant of a security interest, encumbrance or disposition shall be effective as against any other Party until the Person in whose favour it is made or granted shall have executed and delivered a written undertaking, in favour of and enforceable by, such other Party, agreeing to be bound by and perform all of the terms and provisions of this agreement attributable to the interest acquired by it.

9.2	Multiple NPI Holders

If the NPI shall be owned by more than one Person, such owners shall designate one Person to receive all payments, statements and communications in respect of the NPI on their behalf by written notice to the Grantor executed by all of them and, until the Grantor receives such written notice, the Grantor shall be entitled to make all payments on account of the NPI, deliver all, statements and communications hereunder and otherwise deal in all matters pertaining hereto with the last Person who was the sole owner of the NPI.

9.3	Grant of Security

Notwithstanding clauses 9.1 and 9.2, the Grantor may mortgage, pledge, charge or grant a security interest in the Property Interests or this agreement without the approval of the NPI Holder to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements.

9.4	Dispositions Subject to This Agreement

If any interest in this agreement or the NPI is sold, assigned, transferred, conveyed, mortgaged, pledged, charged, encumbered or otherwise disposed of by the Grantor or the NPI Holder, the rights and interests of the Person to whom such disposition is made shall be subject to the terms and conditions of this agreement.

ARTICLE 10

TERM OF AGREEMENT

10.1	Term

Subject to Article 11, this agreement shall continue in full force and effect for so long as there are Petroleum and Natural Gas Rights to which the NPI applies.  Thereafter, this agreement shall nevertheless remain in full force and effect:  (i) in respect of any accrued and unfulfilled obligations of either Party; and (ii) as to clauses 5.1, 5.3 and 7.4, Article XI and Article XIV.

ARTICLE 11

DISPOSITIONS

11.1	Dispositions of Tangibles and Miscellaneous Interests

The Grantor shall have the right to:  (a) dispose of Tangibles and Miscellaneous Interests which, in the reasonable opinion of the Grantor are not required to exploit the Petroleum and Natural Gas Rights comprised in the Property Interests in accordance with good oilfield practices; and (b) sell or license seismic and other data comprised in the Property Interests on such terms and conditions as it considers appropriate, in its sole discretion. Proceeds from any such disposition or licensing shall be included in Residual Revenues or used to satisfy indebtedness pursuant to the Credit Facilities.

11.2	Dispositions of Petroleum and Natural Gas Rights

(a)
The Grantor shall have the right to sell, assign, transfer or surrender interests in Petroleum and Natural Gas Rights comprised in the Property Interests without complying with clause 9.1 if, in the opinion of the Grantor, such disposition is in the best interests of the NPI Holder (any sale, assignment, transfer, foreclosure, other disposition or surrender of interests in Petroleum and Natural Gas Rights, herein called a "Disposition").  The Grantor shall not make a Disposition where the proceeds of the Disposition exceeds $10 million unless the board of directors of the Grantor has approved the Disposition.

(b)
Notwithstanding subclause 11.2(a), the Grantor shall have no right to sell Property Interests where the Property Interests included in such sale, represents all or substantially all of the Property Interests except to an Affiliate of the Grantor or the NPI Holder, unless such sale has been approved by a Special Resolution.

11.3	Disposition of NPI

If a Disposition is made, the NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in connection with such Disposition in order to sell, assign and transfer the NPI to the Grantor in respect of the Property Interests sold.  Upon a Disposition, the NPI in respect of the Property Interest subject to such Disposition shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate.

11.4	Proceeds of a Disposition

99% of the net proceeds of a Disposition (which, for the purposes of this clause, shall include any disposition of a Property Interest as a result of a realization of security securing amounts owing under the Credit Facilities)  attributable to Canadian Resource Property shall be allocated to the interests in the NPI sold pursuant to such Disposition and, after retiring any amount pursuant to any Credit Facility attributable to the Property Interests as the Grantor shall determine, shall be either paid to the NPI Holder or reinvested and paid on behalf of the NPI Holder as part of the Deferred Purchase Price Obligation for the purchase of additional Property Interests, each within the ensuing 12 month period (and during the interim period may be used to temporarily pay down the Credit Facility) as the Grantor shall determine.

It is the intention of the parties that the portion of the proceeds of a Disposition which shall be paid by the Grantor to the NPI Holder pursuant to the preceding paragraph hereof shall be equal to the fair market value of the portion of the NPI disposed of by the NPI Holder in accordance with Section 11.3 provided that if it should subsequently be determined by:

(a)	bona fide agreement between the parties;

(b)	agreement between the parties and the Canada Customs and Revenue Agency; or

(c)	a final decision of a court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed,

to be other than the fair market value of the portion of the NPI so surrendered, such amount shall be adjusted by being increased or decreased so as to equal the fair market value of the portion of the NPI so surrendered.  Adjustment pursuant to clause (b) hereof shall preclude adjustment pursuant to clause (a) hereof and adjustment pursuant to clause (c) hereof shall be final and binding.

11.5	Farmouts

The Grantor shall have the right to farmout Property Interests on a basis whereby a Person agrees to incur and pay Capital Expenditures for purposes of exploiting the Property Interests and in consideration thereof earns an interest in such Property Interests.  Any such farmout shall also be a farmout of the NPI on the same terms such that the Person to whom the farmout is made will also earn the NPI insofar as it pertains to such interests in the Property Interests whereupon such interest in the Property Interests and such interest in the NPI shall merge and such interest in the NPI shall terminate.  Any Petroleum and Natural Gas Rights, other than Royalty Interests retained by or acquired by the Grantor pursuant to such farmout shall be subject to the NPI.

11.6	Redemption, Surrender, Merger, Transfer or Sale of the NPI Only by the Grantor

The Grantor and NPI Holder acknowledge that commercial circumstances may arise whereby it is in the best interests of the NPI Holder to tender for redemption, surrender, terminate, merge, transfer or sell the NPI in respect of some or all of the Property Interests, for the purpose of exploiting those Property Interests (including their Disposition).  In this event, the Grantor shall have the right, by written notice given to the NPI Holder, to request the NPI Holder to tender for redemption, surrender, offer to terminate, transfer, or sell, as the case may be, the NPI in respect of any of the Property Interests, whether or not such Property Interests are retained by the Grantor or are or may be subject to an Agreement with respect to their Disposition.  Upon receipt of such notice and payment of the consideration therefor by the Grantor to the NPI Holder, the NPI in respect of the Property Interests, as specified in the Notice, shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate with respect to such Property Interests.  The NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in conjunction with the foregoing.

ARTICLE 12

NOTICES AND PAYMENTS

12.1	Addresses for Service and Payments

All payments hereunder in respect of the NPI shall be paid or tendered to the NPI Holder at its address for notices hereunder or such other place or depository as the NPI Holder may request by written notice to the Grantor, provided that no change in the place at which payments on account of the NPI are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the NPI Holder.

12.2	Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, each notice, communication or statement (herein called a "notice") required or permitted hereunder shall be in writing.  A notice may be served:

(a)
by delivering it to the Party to whom it is being given at that Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee of a Business Day.  Such notice shall be deemed to be received by the addressee when actually delivered as aforesaid; or

(b)
by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party to whom it is being given at that Party's telecopy number for notices hereunder.  Such notices shall be deemed received by the addressee thereof (i) when actually received by it if sent within the normal working hours of a Business Day, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof.

12.3	Addresses

The address and telecopy number for notices hereunder of the Grantor and the NPI Holder shall be as follows:

Grantor:

Baytex Energy Ltd.

2200, 205 – 5th Avenue S.W.

Calgary, Alberta

T2P 2V7

Attention:                      President

Fax:                    (403) 205-3845

NPI Holder:

Baytex Energy Trust
c/o Baytex Energy Ltd.

2200, 205 – 5th Avenue S.W.

Calgary, Alberta

T2P 2V7

Attention:                      President

Fax:                    (403) 205-3845

12.4	Change of Address

A Party may change its address or telecopy number for notices hereunder by notice to the other Parties.

ARTICLE 13

MISCELLANEOUS

13.1	Enurement

Subject to clause 9.1 this agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.2	Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

13.3	Time of Essence

Time is of the essence of this agreement.

13.4	No Partnership

Nothing herein shall be construed as creating a partnership and no Party shall have any partnership rights or liabilities hereunder or in connection herewith.

13.5	Severability

The terms and provisions of this agreement are severable.  In the event of the unenforceability or invalidity of any one or more of the terms or provisions of this agreement under applicable law, such unenforceability or invalidity shall not render any of other terms or provisions hereof unenforceable or invalid and the Parties agree that this agreement shall be construed as if such unenforceable or invalid term or provision was never contained herein.

13.6	Amendments

No amendment, alteration or variation of this agreement or any of its terms or provision shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

13.7	Amendment and Restatement

This amended and restated agreement replaces the Net Profit Interests Agreement made as of September 2, 2003 between Baytex Energy Ltd., as Grantor and Baytex Energy Trust, as the NPI Holder.

ARTICLE 14

CONCERNING THE TRUST

14.1	Acknowledgment

The Parties hereto acknowledge that the Corporation is entering into this agreement solely in its capacity as administrator of the Trust and the obligations of the NPI Holder hereunder shall not be personally binding upon the Corporation or any of the Unitholders and that any recourse against the Trust, the Corporation as adminsitrator of the Trust, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the NPI Holder arising hereunder or in connection herewith or from the matters to which this agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF, the Parties have caused this agreement to be executed on the 2nd day of September, 2003.

BAYTEX ENERGY LTD. Per:(signed) "Raymond T. Chan" Per: (signed) "Daniel G. Belot"	BAYTEX ENERGY TRUST by its Administrator Baytex Energy Ltd. Per:(signed) "Raymond T. Chan" Per: (signed) "Daniel G. Belot"

(This is the execution page to the Amended and Restated Net Profit Interests Agreement
made as of the 2nd day of September, 2003 among Baytex Energy Ltd. and
Baytex Energy Trust)